中华人民共和国

矿产资源勘查许可证



中华人民共和国国土资源部印制



根据国家法律、法规规定，经审查合格，授予探矿权，特发此证。

证　　号：6100000720386

探 矿 权 人：陕西东方矿业有限责任公司

探矿权人地址：西安市和平路世纪广场榕园公寓1006室

勘查项目名称：陕西省旬阳县郭家岭一焦山寨铅锌金普查

地 理 位 置：旬阳县构元乡、关口镇、蜀河镇

图　幅　号：I49E019006, I49E018006, I49E018007, I49E019007

勘 查 面 积：67.82平方公里

有 效 期 限：2007年1月1日至2009年1月1日

勘 查 单 位：陕西省地质矿产勘查开发局第一地质队

勘查单位地址：陕西省安康市南环路中段

注：地质勘查是风险勘探，最终勘查成果达不到国家产业政策要求的，将申请不到采矿许可证，严禁以采代探。

发证机关

（专用章）

2007 年 7 月 26 日

陕西省国土资源厅 矿产资源勘查登记专用章

中华人民共和国国土资源部印制